Exhibit 99.1

News release

Cenovus announces asset sales of nearly $660 million
Proceeds will accelerate debt reduction and support enhanced shareholder returns

Calgary, Alberta (November 30, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has reached agreements to sell its Husky retail fuels network and the Wembley assets in its Conventional business for combined total cash proceeds of nearly $660 million, allowing the company to further focus the portfolio, accelerate deleveraging and support increasing shareholder returns.

“This is another demonstration of Cenovus delivering on opportunities to continue to optimize our portfolio and unlock value from assets that will not attract significant investment in our business,” said Alex Pourbaix, Cenovus’s President & Chief Executive Officer. “With these latest transactions, we now expect to realize more than $1.1 billion of total proceeds from sales announced in 2021.”

In November Cenovus announced the substantial achievement of its interim net debt target of $10 billion, the doubling of its quarterly dividend as of the fourth quarter of 2021 and the establishment of a normal course issuer bid program for the repurchase of up to 146.5 million of the company’s common shares. Proceeds from these latest transactions will advance net debt repayment towards the company’s longer-term target of $8 billion and enhance the company’s capacity to increase shareholder returns.

All final cash proceeds will be subject to customary closing adjustments.

Husky retail fuels network
Cenovus has reached agreements to sell 337 gas stations in its Husky retail fuels network to Parkland Corporation and Federated Co-operatives Limited for total cash proceeds of $420 million. Cenovus is retaining its commercial fuels business, which includes approximately 170 cardlock, bulk plant and travel centre locations. The transaction is expected to close in mid-2022, and is subject to approval under the Competition Act (Canada) and other customary closing conditions.

Conventional segment
In the Conventional segment, the company has entered into an agreement to sell its primarily Montney assets in Wembley for cash proceeds of approximately $238 million. Total production from this asset averaged approximately 3,200 barrels of oil equivalent per day in 2021, with about 38% oil and natural gas liquids. This transaction is expected to close in December 2021, subject to customary closing conditions.

Advisory
Basis of Presentation
All financial figures and information have been prepared in Canadian dollars (which includes references to "dollars" and "$"), except where another currency has been indicated, and in accordance with International Financial Reporting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board. Production volumes are presented on a before royalties

News release

basis.

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

This forward-looking information is identified by words such as “advance”, “enhance”, “expect”, “focus” and “will” or similar expressions and includes suggestions of future outcomes, including statements about: accelerating deleveraging and increasing shareholder returns; repurchasing Cenovus common shares; realizing proceeds from sales; the use of sale proceeds to reduce debt and achieve the interim net debt target of $10 billion and longer term net debt target of $8 billion; and closing the transactions.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus's actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus's Annual Management’s Discussion and Analysis (MD&A) or Form 40-F for the year ended December 31, 2020 and in the updates in the “Risk Management and Risk Factors” section of Cenovus’s MD&A for the period ended September 30, 2021.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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News release

Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

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